Exhibit 10.2
AMERICAN MEDICAL SYSTEMS, INC.
EMPLOYMENT AGREEMENT
     THIS EMPLOYMENT AGREEMENT is made and entered into effective as of August 3, 2009, between American Medical Systems, Inc., a Delaware corporation (the “Company”), and Maximillian D. Fiore (the “Executive”).
RECITALS
     WHEREAS, the Company recognizes that the future growth, profitability and success of the Company’s business will be substantially and materially enhanced by the employment of the Executive by the Company; and
     WHEREAS, the Company desires to employ the Executive and the Executive has indicated his willingness to provide his services to the Company, on the terms and conditions set forth herein;
     NOW, THEREFORE, on the basis of the foregoing premises and in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:
     Section 1. Employment. The Company hereby agrees to employ the Executive and the Executive hereby accepts employment with the Company, on the terms and subject to the conditions hereinafter set forth. The Executive shall serve as the Sr. Vice President and Chief Technology Officer of American Medical Systems Holdings, Inc. (the “Parent Corporation”) and the Company, and, in such capacity, shall report directly to the Company’s Chief Executive Officer and shall have such duties as are typically performed by the Chief Technology Officer of a corporation, together with such additional duties, commensurate with the Executive’s position as the Chief Technology Officer of the Company, as may be assigned to the Executive from time to time by the Company’s Chief Executive Officer. The principal location of the Executive’s employment shall be at the Company’s principal executive office located in Minnetonka, Minnesota, although the Executive understands and agrees that he may be required to travel from time to time for Company business reasons.
     Section 2. Term. Unless terminated pursuant to Section 6 hereof, the Executive’s employment hereunder shall commence on August 3, 2009, and shall continue during the period ending on August 2, 2010 (the “Initial Term”). Thereafter, the Executive’s employment hereunder shall extend automatically for consecutive periods of one year unless either party shall provide notice of termination not less than sixty (60) days prior to an anniversary date of this Agreement. The Initial Term, together with any extension pursuant to this Section 2, is referred to herein as the “Employment Term.” The Employment Term and this Agreement shall terminate upon any termination of the Executive’s employment pursuant to Section 6.
     Section 3. Compensation. During the Employment Term, the Executive shall be entitled to the compensation and benefits outlined in sections 4 and 5.
     Section 4. Salary. As compensation for the performance of the Executive’s services hereunder, the Company shall pay to the Executive a base salary (the “Salary”) of $290,000 per year with increases, if any, as may be approved by the Board of Directors or the Compensation Committee of the Board. The Salary shall be payable in accordance with the customary payroll practices of the Company as the same shall exist from time to time. In no event shall the Salary be decreased during the Employment Term.
     Section 5. Bonus. During the Employment Term, in addition to Salary, the Executive shall be eligible to participate in the executive variable incentive plan or such other bonus plans as may be adopted from time to time by the Board of Directors or the Compensation Committee of the Board for officers of the Company (the “Bonus”) for each such fiscal year ending during the Employment Period; provided that, unless the Board of Directors or the Compensation Committee of the Board determines otherwise, the Executive must be employed on the last day of each fiscal quarter or year, as of which the Bonus is determined under any bonus plan, in order to receive the Bonus attributable to such fiscal quarter or year. The Executive’s entitlement to the Bonus for any particular fiscal quarter or year shall be based on the attainment of performance objectives established by the Board of Directors or the Compensation Committee of the Board in any such bonus plan, and the Executive’s target Bonus for 100% achievement of performance objectives under such bonus plan shall be 40% of base Salary. The Executive’s participation in the 2009 executive variable incentive plan shall be effective as of the beginning of employment on a prorated basis.
(a) Stock Options.
     (1) The Executive shall be granted on the date established by the Compensation Committee per the date of the Resolution for the Option (the “Grant Date”) a Non-Qualified Stock Option to acquire 130,000 shares of Common Stock of the Parent Corporation under the Parent Corporation’s 2005 Stock Incentive Plan (the “2005 Plan”) at an exercise price equal to the Fair Market Value (as defined in the 2005 Plan) of one share of Common Stock on the Grant Date; such option to become exercisable, on a cumulative basis, with respect to 25% of the shares covered by such option on the first anniversary of the grant date, and with respect to 6.25% of the shares covered by such option on the last day of each calendar quarter thereafter, provided that the Executive has been continuously employed by or providing service to the Company through, each such date; and such option to expire seven years from the Grant Date. All of the terms and conditions relating to the option, including the vesting and expiration dates, are set forth in the Stock Option Certificate, dated the Grant Date, evidencing such option.
     (b) Relocation Expenses. The Executive will be eligible for the Company’s standard relocation benefits, which include, movement of household goods, up to 12 months temporary housing if needed, closing costs on the purchase of a home in Minnesota, and other benefits as set forth in the Relocation Program provided to the Executive. Additionally, the Executive will receive reimbursement of up to $49,100 (gross) on loss on sale of his current home, if applicable.

     (c) Benefits. Except as otherwise provided in this Agreement, in addition to the Salary and Bonus, if any, the Executive shall be entitled during the Employment Term to participate in medical, dental, life and disability insurance programs and other benefit programs provided to officers of the Company on terms no less favorable than those available to the officers of the Company. The Executive shall also be entitled to twenty seven (27) paid-time-off days, same number of holidays and other benefits as are generally allowed to other senior executives of the Company in accordance with the Company’s policies in effect from time to time.
     (d) Exclusivity. During the Employment Term, the Executive shall devote his full time to the business of the Company and its subsidiaries, shall faithfully serve the Company and its subsidiaries, shall use his best efforts to promote and serve the interests of the Company and its subsidiaries and shall not engage in any other business activity, whether or not such activity shall be engaged in for pecuniary profit, except that the Executive may (i) participate in the activities of professional trade organizations related to the business of the Company and its subsidiaries, (ii) engage in personal investing activities and (iii) serve on the board of directors of not more than two (2) other companies whose businesses are not in competition with the business interests of the Company, and which have been approved by the Chief Executive Officer, provided that the activities set forth in these clauses (i), (ii) and (iii), either singly or in the aggregate, do not interfere in any material respect with the services to be provided by the Executive hereunder.
     (e) Reimbursement for Expenses. During the Employment Term, the Executive is authorized to incur reasonable expenses in the discharge of the services to be performed hereunder, including expenses for travel, entertainment, lodging and similar items in accordance with the Company’s expense reimbursement policy, as the same may be modified by the Company from time to time. The Company shall reimburse the Executive for all such proper expenses upon presentation by the Executive of itemized accounts of such expenditures in accordance with the financial policy of the Company, as in effect from time to time.
Section 6. Termination and Default.
     (a) Death. The Executive’s employment shall automatically terminate upon his death and upon such event, the Executive’s estate shall be entitled to receive the amounts specified in Section 6(e) below.
     (b) Disability. If the Executive is unable to perform the duties required of him under this Agreement because of illness, incapacity, or physical or mental disability, the Employment Term shall continue and the Company shall pay all compensation required to be paid to the Executive hereunder, unless the Executive is disabled such that the Executive would be entitled to receive disability benefits under the Company’s long-term disability plan, or if no such plan exists, the Executive is unable to perform the duties required of him under this Agreement for an aggregate of 180 days (whether or not consecutive) during any 12-month period during the term of this Agreement, in which event the Executive’s employment shall terminate.

     (c) Cause. The Company may terminate the Executive’s employment at any time, with or without Cause. In the event of termination pursuant to this Section 6(c) for Cause (as defined below), the Company shall deliver to the Executive written notice setting forth the basis for such termination, which notice shall specifically set forth the nature of the Cause which is the reason for such termination. Termination of the Executive’s employment hereunder shall be effective upon delivery of such notice of termination. For purposes of this Agreement, “Cause” shall mean: (1) the Executive’s failure (except where due to a disability contemplated by subsection (b) hereof), neglect or refusal to perform his duties hereunder which failure, neglect or refusal shall not have been corrected by the Executive within 30 days of receipt by the Executive of written notice from the Company of such failure, neglect or refusal, which notice shall specifically set forth the nature of said failure, neglect or refusal, (2) any willful or intentional act of the Executive that has the effect of injuring the reputation or business of the Company or its affiliates in any material respect; (3) any continued or repeated absence from the Company, unless such absence is (A) approved or excused by the Chief Executive Officer of the Company or (B) is the result of the Executive’s illness, disability or incapacity (in which event the provisions of Section 6(b) hereof shall control); (4) use of illegal drugs by the Executive or repeated drunkenness; (5) conviction of the Executive for the commission of a felony; or (6) the commission by the Executive of an act of fraud or embezzlement against the Company.
     (d) Resignation. The Executive shall have the right to terminate his employment at any time by giving notice of his resignation.
     (e) Payments.
          (1) In the event that the Executive’s employment terminates for any reason, the Company shall pay to the Executive all amounts and benefits accrued but unpaid hereunder through the date of termination in respect of Salary or unreimbursed expenses, including accrued and unused paid-time-off days.
          (2) In the event of the Executive’s Termination of Employment (defined below) by the Company without Cause, whether during or upon expiration of the then current term of this Agreement, and Executive executes within thirty days following Termination of Employment (and does not revoke within the relevant statutory periods) a Release and Separation Agreement in the form provided by the Company, then in addition to the amounts specified in Section 6(e)(1), (i) the Company shall continue to pay the Executive his Salary (less any applicable withholding or similar taxes) at the rate in effect hereunder on the date of such termination periodically, in accordance with the Company’s prevailing payroll practices, until the earlier of (x) the date that is twelve (12) months after the date of such termination or (y) the date the Executive begins full-time employment with another employer (the “Severance Term”); and (ii) if the Executive elects COBRA continuation coverage under the Company’s group medical and/or dental plans, then for each month of the Severance Term, the Company will pay or reimburse the Executive an amount equal to the excess of (A) the portion of the monthly cost for the Executive’s coverage under the

Company’s group health and/or dental plans that was borne by the Company immediately prior to the Executive’s Termination of Employment (subject to the rule for coverage changes discussed below) over (B) the portion of the monthly cost for the Executive’s coverage under the Company’s group health and/or dental plans that is borne by the Company during the Severance Term. If the level of the Executive’s coverage changes during the Severance Term, as, for example, from single to family coverage or to no coverage, the amount will be determined as if the new coverage level had been the level of coverage in effect immediately prior to the Termination of Employment. Any reimbursement made under this Section 6(e)(2) shall be made on or before the last day of the calendar year following the calendar year in which the expense was incurred. In the event the Executive accepts part-time employment or engages in his own business, including consulting activity, prior to the last date of the Severance Term, the Executive shall immediately notify the Company and the Company shall be entitled to reduce the amounts due the Executive under this Section 6(e) by the amounts paid to the Executive in respect of such part-time employment or other business activity.
          (3) Further, in the event the Executive’s Termination of Employment without Cause by reason of the Company having notified the Executive that this Agreement will not be extended pursuant to Section 2, the Executive shall be entitled to receive a pro-rated amount of the Bonus in a lump sum based on the Executive’s period of employment during the calendar year in which such termination occurs (less any applicable withholding or similar taxes), which Bonus shall be paid following the end of the calendar year.
          (4) Amounts owed by the Company in respect of the Salary or reimbursement for expenses under the provisions of Section 5 hereof shall, except as otherwise set forth in this Section 6(e), be paid promptly after the expiration of any rescission periods contained in the release, but not more than 90 days following such termination.
          (5) The payments and benefits to be provided to the Executive as set forth in this Section 6(e) in the event the Executive’s employment is terminated by the Company without Cause and shall be lieu of any and all benefits otherwise provided under any severance pay policy, plan or program maintained from time to time by the Company for its employees.
          (6) To the extent the Executive incurs a tax liability (including foreign, federal, state and local taxes) in connection with the reimbursement under Section 6(e)(2) which the Executive would not have incurred had the Executive been an active employee of the Company participating in the Company’s group health and dental plans, the Company will make a payment to the Executive in an amount equal to such tax liability plus an additional amount sufficient to permit the Executive to retain a net amount after all taxes equal to the initial tax liability in connection with the benefit. The payment pursuant to this Section 6(e)(6) will be made within 10 days after the Executive’s remittal of a written request for payment accompanied by a statement indicating the basis for and amount of the

Executive’s tax liability, but in no event later than December 31 of the calendar year next following the calendar year in which the related taxes are remitted to the appropriate taxing authority.
          (7) Notwithstanding the foregoing, if, at the time of his or her Termination of Employment, the Executive is a ‘specified employee’ (defined below), and the Company reasonably determines that any salary continuation payment due under Section 6(e)(2) constitutes deferred compensation subject to the requirements of Code Section 409A, then such payments shall be suspended and not made until on or after the first day after the end of the six (6) month period following the Executive’s Termination of Employment but in no event later than seven (7) months following Termination of Employment, or, if earlier, upon the Executive’s death. If any such suspended payment is not made within 10 days of the end of such six month period, the Company will pay the Executive interest, equal to the applicable Federal rate in effect for each month, from the date of Termination of Employment through the date of payment. The Executive is a ‘Specified Employee’ if on the date of his or her Termination of Employment he or she is a ‘key employee’ (defined below), of the Company (or any other entity with whom the Company would be treated as a single employer under Section 414(b) or 414(c) of the Code). For this purpose, Executive is a ‘key employee’ during the 12-month period beginning on the April 1 immediately following a calendar year, if he or she was employed by the Company (or any other entity with whom the Company would be treated as a single employer under Section 414(b) or 414(c) of the Code) and satisfied, at any time during such preceding calendar year, the requirements of Section 416(i)(1)(A)(i), (ii) or (iii) of the Code (applied in accordance with the regulations issued thereunder and disregarding Section 416(i)(5) of the Code). The Executive will not be treated as a Specified Employee if he or she is not required to be treated as a Specified Employee under Treasury regulations issued under Section 409A of the Code.
          (8) When used in this Agreement, “Termination of Employment” means a termination of Executive’s employment relationship with the Company and all Affiliates or such other change in the Executive’s employment relationship with the Company and all Affiliates that would be considered a “separation from service” under Section 409A of the Code. The Executive’s employment relationship will be treated as remaining intact while the Executive is on a military leave, a sick leave or other bona fide leave of absence (pursuant to which there is a reasonable expectation that the Executive will return to perform services for the Company or an Affiliate) but only if the period of such leave does not exceed six (6) months, or if longer, so long as the Executive retains a right to reemployment by the Company or an Affiliate under applicable statute or by contract, provided, however, a twenty-nine (29) month period of absence shall be substituted for such six (6) month period of absence where the Executive’s leave is due to any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than six (6) months and such impairment causes the Executive to be unable to perform the duties of his or her position of employment or any substantially similar position of employment. In all cases, the Executive’s Termination of Employment must constitute a “separation from service” under Section 409A of the Code and any “separation from service” under Section 409A of the Code shall be treated as a Termination of Employment. For this purpose, “Affiliate” means any entity that, together with the Company, is treated as a single employer under Code Section 414(b) or (c).
     Section 7. Restrictions on Competitive Activities. The Executive acknowledges that the agreements and covenants contained in this Section 7 are essential to protect the value of the Company’s business and assets and by his or her current employment with the Company, the Executive has obtained and will obtain such knowledge, contacts, know-how, training and experience and there is a substantial probability that such knowledge, know-how, contacts, training and experience could be used to the substantial advantage of a competitor of the Company and to the Company’s substantial detriment. In consideration of the foregoing and the other covenants and agreements of the Company set forth herein, the Executive agrees to the restrictions contained in this Section 7.
     (a) Non-Solicitation. The Executive agrees that the Executive will not, during the Executive’s employment with the Company and for a period of two years following the date of the Executive’s voluntary or the Company’s involuntary termination of the Executive’s employment with the Company (the “Restrictive Period”), directly or indirectly solicit, or assist anyone else in the solicitation of, any of the Company’s current employees who worked for the Company for the purpose of hiring them, engaging them as consultants, or inducing them to leave their employment with the Company. If the Executive is approached by one of the Company’s employees regarding potential employment, consultation or contract, as described above during the Restrictive Period of non-solicitation, the Executive must immediately (1) fully inform the employee or former employee of the Executive’s non-solicitation obligation described above; and (2) refrain from engaging in any communication with the employee or former employee regarding potential employment, consultation or contract.
     (b) “Company Product” means any product, product line or service that has been designed, developed, manufactured, marketed, sold or is under research, development, or is being pursued through acquisition or licensure, or has been the subject of disclosure to the Company in response to a due diligence process by the Company, at any time during the Executive’s employment with the Company; provided, however, that if the Executive becomes entitled to the benefits described in Section 2 of the CIC Severance Agreement, then the definition of “Company Product” shall mean Company Product as of immediately prior to the “change in control” as defined in the CIC Severance Agreement.
     (c) “Competitive Product” means goods, products, product lines or services developed, designed, manufactured, marketed, promoted, sold, serviced, or that are in development or the subject of research by any Person that are the same or similar, perform any of the same or similar functions, may be substituted for, or are intended or used for any of the same purposes as a Company Product.

     (d) “Conflicting Organization” means any Person (including the Executive), and any parent, subsidiary, partner or affiliate of any Person, that engages in, or is about to become engaged in, the development, design, production, manufacture, promotion, marketing, sale, support or service of a Competitive Product.
     (e) Non-Competition. The Executive agrees that the Executive will not, during the Restrictive Period, alone or in any capacity with another Person (e.g., as an advisor, consultant, principal, agent, partner, officer, director, shareholder, employee or otherwise), within any geographic area where the Company does business:
          (1) directly or indirectly disclose to a Conflicting Organization the names or any other information regarding the Company’s customers, or, on behalf of a Conflicting Organization, call on, solicit, take away, or attempt to call on, solicit, or take away any of the customers of the Company on whom the Executive called, or otherwise had contact on behalf of the Company, or developed knowledge regarding the customer’s need for or use of Competitive Product(s); or
          (2) seek or obtain employment with, work for, consult with, or lend assistance to any Conflicting Organization in a capacity which is the same as or similar to the employment capacity the Executive performed on behalf of the Company; or
          (3) directly or indirectly participate in or support in any capacity the manufacture, invention, development, testing or research of any Competitive Product; or
          (4) disrupt, damage, impair, or interfere with the business of the Company whether by way of interfering with or disrupting the Company’s relationship with employees, customers, agents, representatives or vendors.
     (f) Exception. During the Restrictive Period, the restrictions contained in this Section 7 will not prevent the Executive from accepting employment with, or providing consulting services to, a large diversified organization with separate and distinct divisions that do not compete, directly or indirectly, with the Company. During the Restrictive Period set forth in this Section 7, the Executive will inform any new employer, prior to accepting employment or providing consulting services, of the existence of this Agreement and provide such employer with a copy of this Agreement.
     Section 8. Trade Secrets. The Company has, and is expected to develop certain concepts, products, processes, information, designs, ideas, policies and procedures (collectively, “Trade Secrets”) which it uses in its business which give the Company an advantage over competitors who do not know, understand or use these secrets. Trade Secrets include the following information:
     (a) information which in any way relates to the Company’s design, engineering, manufacturing or management activities, financial condition, financial operations, purchasing activities, business plans and marketing activities;

     (b) information acquired or compiled by the Company regarding actual or potential customers, including their identities, their development prospects, financial information concerning their business operations, identity and quantity of products or services purchased from the Company, and all related accounts receivable information;
     (c) information concerning or resulting from the development of internal policies, procedures, standards, quality or productivity measures or tools; and
     (d) any other information (in whatever form) as may, from time to time, be designated by the Company as “Proprietary” or a “Trade Secret.”
     Except as may be required by the Executive’s employment with the Company or as expressly agreed upon by the Company in writing, the Executive agrees that he will not, during or after his employment with the Company, use or disclose any Trade Secrets or permit any person to examine or copy any Trade Secrets. If any of the above classes of information is found by a court to not constitute Trade Secrets, such information shall constitute “Confidential Information” for purposes of this Agreement.
     Section 9. Confidential Information. The Company has, and is expected to develop other Confidential Information, concepts, designs, policies, and procedures having independent economic value from not being generally known or ascertainable by proper means which the Executive will or may learn in the course of employment but which does not constitute Trade Secrets as described above. For purposes of this Agreement, “Confidential Information” means any proprietary, confidential or competitively sensitive information and materials which are the property of or relate to the Company including, without limitation:
     (a) the identity of the Company’s past, present and prospective customers, clients or business contacts, and all documents, information and materials which concern or relate to such customers, clients or business contacts;
     (b) marketing, sales, and advertising information; marketing and sales techniques, strategies, efforts and data; business plans and product development and delivery schedules; market research and forecasts;
     (c) organizational information, such as personnel and salary data, merger, acquisition and expansion information; information concerning methods of operation; divestiture information, and competitive information pertaining to the Company’s distributors;
     (d) technical information such as product specifications, compounds, formulas, improvements, discoveries, developments, designs, inventions, techniques, and new products;
     (e) information disclosed to the Executive as part of any specialized, proprietary training process; and
     (f) information of third parties provided to the Executive subject to non-disclosure restrictions for use in the Executive’s business for the Company.

     Except as may be required by the Executive’s employment with the Company or as expressly agreed upon in writing by the Company in writing, the Executive agrees that he will not, during or at any time after his employment with the Company, use or disclose any Confidential Information or permit any person to examine, copy or otherwise receive any Confidential Information.
Section 10. Inventions.
     (a) “Inventions” means any inventions, discoveries, improvements and ideas, whether or not in writing or reduced to practice and whether or not patentable or copyrightable, made, authored or conceived by the Executive, whether by his individual efforts or in connection with the efforts of others, and that either (i) relate in any way to the Company’s business, products or processes, past, present, anticipated or under development, or (ii) result in any way from the Executive’s employment by the Company, or (iii) use the Company’s equipment, supplies, facilities or trade secret information.
     (b) The Executive agrees that all Inventions made by you during the period of your employment with the Company and for six (6) months thereafter, whether made during the working hours of the Company or on the Executive’s own time, will be the sole and exclusive property of the Company. The Executive will, with respect to any Invention: (i) keep current, accurate, and complete records, which will belong to the Company and be kept and stored on the Company’s premises; (ii) promptly and fully disclose the existence and describe the nature of the Invention to the Company in writing (and without request); (iii) assign (and the Executive hereby assigns) to the Company all of his right, title and interest in and to the Invention, any applications he makes for patents or copyrights in any country, and any patents or copyrights granted to the Executive in any country; and (iv) acknowledge and deliver promptly to the Company any written instruments, and perform any other acts necessary in the Company’s opinion to preserve property rights in the Invention against forfeiture, abandonment or loss and to obtain and maintain letters patent and/or copyrights on the Invention and to vest the entire right and title to the Invention in the Company, whether during or after the Executive’s employment with the Company.
     (c) The Executive represents that, as of the date of this Agreement, you have no right under and will make no claims against the Company with respect to any inventions, discoveries, improvements, ideas or works of authorship which would be Inventions if made, conceived, authored or acquired by you during the term of this Agreement.
     (d) To the extent that any Invention qualifies as “work made for hire” as defined in 17 U.S.C. § 101 (1976), as amended, such Invention will constitute “work made for hire” and, as such, will be the exclusive property of the Company.
     (e) Pursuant to Minnesota law, this Section 10 does not apply to any invention for which no equipment, supplies, facility, or trade secret information of the Company was used and which was developed entirely on the Executive’s own time, and (i) which does not relate directly to any business of the Company or any of the Company’s actual or demonstrably anticipated research or development, or (ii) which does not result from any work the Executive performs for the Company.
     Section 11. Injunctive Relief. Without intending to limit the remedies available to the Company, the Executive acknowledges that in the event of a breach of any of the covenants contained in Sections 7, 8, 9 or 10 may result in material irreparable injury to the Company or its subsidiaries or affiliates for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Company shall be entitled to obtain a temporary restraining order and/or a preliminary or permanent injunction, without the necessity of proving irreparable harm or injury as a result of such breach or threatened breach of Sections 7, 8, 9 or 10, restraining the Executive from engaging in activities prohibited by Sections 7, 8, 9 and 10 or such other relief as may be required specifically to enforce any of the covenants in Sections 7, 8, 9 and 10.
     Section 12. Representations and Warranties of the Executive. The Executive represents and warrants to the Company as follows:
     (a) This Agreement, upon execution and delivery by the Executive, will be duly executed and delivered by the Executive and (assuming due execution and delivery hereof by the Company) will be the valid and binding obligation of the Executive enforceable against the Executive in accordance with its terms.
     (b) Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby nor the performance of this Agreement in accordance with its terms and conditions by the Executive (1) requires the approval or consent of any governmental body or of any other person or (2) conflicts with or results in any breach or violation of, or constitutes (or with notice or lapse of time or both would constitute) a default under, any agreement, instrument, judgment, decree, order, statute, rule, permit or governmental regulation applicable to the Executive. Without limiting the generality of the foregoing, the Executive is not a party to any non-competition, non-solicitation, no hire or similar agreement that prohibits or conflicts in any way the Executive’s employment hereunder.
     The representations and warranties of the Executive contained in this Section 12 shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.
     Section 13. Representations and Warranties of the Company. The Company represents and warrants to the Executive as follows:
     (a) This Agreement, upon execution and delivery by the Company, will be duly executed and delivered by the Company and (assuming due execution and delivery hereof by the Executive) will be the valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

     (b) Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby nor the performance of this Agreement in accordance with its terms and conditions by the Company (1) requires the approval or consent of any governmental body or of any other person or (2) conflicts with or results in any breach or violation of, or constitutes (or with notice or lapse of time or both would constitute) a default under, any agreement, instrument, judgment, decree, order, statute, rule, permit or governmental regulation applicable to the Company.
     The representations and warranties of the Company contained in this Section 13 shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.
     Section 14. Successors and Assigns; No Third-Party Beneficiaries. This Agreement shall inure to the benefit of, and be binding upon, the successors and assigns of each of the parties, including, but not limited to, the Executive’s heirs and the personal representatives of the Executive’s estate; provided, however, that neither party shall assign or delegate any of the obligations created under this Agreement without the prior written consent of the other party. Notwithstanding the foregoing, the Company shall have the unrestricted right to assign this Agreement and to delegate all or any part of its obligations hereunder to any of its subsidiaries or Affiliates, but in such event such assignee shall expressly assume all obligations of the Company hereunder and the Company shall remain fully liable for the performance of all of such obligations in the manner prescribed in this Agreement. Nothing in this Agreement shall confer upon any person or entity not a party to this Agreement, or the legal representatives of such person or entity, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement.
     Section 15. Waiver and Amendments. Any waiver, alteration, amendment or modification of any of the terms of this Agreement shall be valid only if made in writing and signed by the parties hereto; provided, however, that any such waiver, alteration, amendment or modification is consented to on the Company’s behalf by the Board of Directors or Compensation Committee of the Board. No waiver by either of the parties hereto of their rights hereunder shall be deemed to constitute a waiver with respect to any subsequent occurrences or transactions hereunder unless such waiver specifically states that it is to be construed as a continuing waiver.
     Section 16. Severability and Governing Law. The Executive acknowledges and agrees that the covenants set forth in Section 7 hereof are reasonable and valid in geographical and temporal scope and in all other respects. If any of such covenants or such other provisions of this Agreement are found to be invalid or unenforceable by a final determination of a court of competent jurisdiction (a) the remaining terms and provisions hereof shall be unimpaired and (b) the invalid or unenforceable term or provision shall be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. This Agreement shall be governed by and construed in accordance with the laws of the state of Minnesota applicable to contracts made and to be performed entirely within such state.
     Section 17. Notices.

     (a) All communications under this Agreement shall be in writing and shall be delivered by hand or mailed by overnight courier or by registered or certified mail, postage prepaid:
     (1) If to the Executive, at 6 Tarbell Road, Windham, New Hampshire, 03087 or at such other address as the Executive may have furnished the Company in writing, and
     (2) If to the Company, at 10700 Bren Road West, Minnetonka, Minnesota 55343, marked for the attention of Senior Vice President, Human Resources, or at such other address as it may have furnished in writing to the Executive.
     (b) Any notice so addressed shall be deemed to be given: if delivered by hand, on the date of such delivery; if mailed by courier, on the first business day following the date of such mailing; and if mailed by registered or certified mail, on the third business day after the date of such mailing.
     Section 18. Section Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof, affect the meaning or interpretation of this Agreement or of any term or provision hereof.
     Section 19. Entire Agreement. This Agreement, including the Stock Option Certificates, and the CIC Severance Agreement constitutes the entire understanding and agreement of the parties hereto regarding the employment of the Executive. This Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings and agreements between the parties relating to the subject matter of this Agreement.
     Section 20. Survival of Operative Sections. Upon any termination of the Executive’s employment, the provisions of Sections 6(e) and 7 through 21 of this Agreement shall survive to the extent necessary to give effect to the provisions thereof.
     Section 21. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement. Facsimile execution and delivery of this Agreement shall be legal, valid and binding execution and delivery for all purposes.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

AMERICAN MEDICAL SYSTEMS, INC.
By:	/s/ Randall Ross
Randall Ross
Senior Vice President, Human Resources

/s/ Maximillian D. Fiore
Maximillian D. Fiore